                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                      KAFUS ENVIRONMENTAL INDUSTRIES LTD.
                               (Name of Issuer)

                        COMMON STOCK, WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                  482910 10 6
                                (CUSIP Number)

                                 Julia Murray
                           General Counsel - Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                             Houston, Texas 77002
                                (713) 853-6161
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 23, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

                                 SCHEDULE 13D
-----------------------
 CUSIP NO.: 482910 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sundance Assets, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8    11,025,000*
       EACH        -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
      PERSON         9
       WITH               0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10   11,025,000*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,025,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]   N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    34.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14    PN
------------------------------------------------------------------------------

*Represents shares of Common Stock held by the Reporting Entities and initially issuable upon conversion or exercise of the Securities described herein.

===============================================================================

                                 SCHEDULE 13D
-----------------------
 CUSIP NO.: 482910 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron Capital & Trade Resources Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8    13,125,000*
       EACH        -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
      PERSON         9
       WITH               0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10   13,125,000*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,125,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]   N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    39.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14    CO
------------------------------------------------------------------------------

*Represents shares of Common Stock held by the Reporting Entities and initially issuable upon conversion or exercise of the Securities described herein.

===============================================================================

                                 SCHEDULE 13D
-----------------------
 CUSIP NO.: 482910 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Oregon
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8    13,125,000*
       EACH        -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
      PERSON         9
       WITH               0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10   13,125,000*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,125,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]   N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    39.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14    CO
------------------------------------------------------------------------------

*Represents shares of Common Stock held by the Reporting Entities and initially issuable upon conversion or exercise of the Securities described herein.

                           STATEMENT ON SCHEDULE 13D

NOTE: All information herein with respect to Kafus Environmental Industries, Ltd., a British Columbia corporation (the "Issuer"), is to the best knowledge and belief of the Reporting Entities (as defined herein). The joint Schedule 13D of Enron Corp. ("Enron") and Enron Capital & Trade Resources Corp. ("ECT") dated July 27, 1997, as amended by an amendment dated September 4, 1998, is further amended by the addition of the following:

ITEM 2. IDENTITY AND BACKGROUND, ITEM 4. PURPOSE OF TRANSACTION AND ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     On December 31, 1998, ECT and the Issuer entered into a Note Agreement pursuant to which ECT acquired (i) a $10.0 million Convertible Promissory Note (Term Loan A) of the Issuer (" Term A Note") and (ii) a $10.0 million
Convertible Promissory Note (Term Loan B) of the Issuer ("Term B Note").    The
Term A Note and the Term B Note are each convertible, at the option of the holder, into shares of Common Stock of the Issuer at any time prior to December 31, 2003, at an initial conversion price of $8.00 per share. The Term B Note will be extinguished on December 31, 2000, if the average price (as defined) of the Common Stock of the Issuer during the 15 days preceeding December 31, 2000 exceeds $6.50 per share and certain other conditions are met. Similarly, any shares of Common Stock issued upon conversion of the Term Loan B will be forfeited to the Company in the event the foregoing conditions are met. The Issuer and ECT also amended and restated the terms of a $12.5 million Convertible Promissory Note acquired by ECT from the Issuer in August 1998. The $12.5 million Note is convertible, at the option of the holder, into shares of Common Stock of the Issuer at an initial conversion price of $4.00 per share, at any time prior to the maturity date of the Note, December 31, 2000. ECT also agreed to the modification of the terms of outstanding Warrants to purchase 750,000 shares of Common Stock of the Issuer, including a deferral of the commencement of the period during which such Warrants may be exercised. ECT also acquired 100,000 shares of Common Stock from the Issuer on December 31, 1998, as payment of a commitment fee.

     The Issuer and ECT entered into a Registration Rights Agreement dated as of December 31, 1998, pursuant to the terms of which the Issuer agreed to file a Registration Statement with the Securities and Exchange Commission with respect to all shares of Common Stock held by ECT and certain of its affiliates. The Issuer is obligated to file such a Registration Statement no later than June 30, 1999, and to use its best efforts to cause the Registration Statement to be declared effective as soon thereafter as is practicable.

     As a result of transactions effected on or as of December 23, 1998, 3,481,652 shares of Common Stock and other securities of the Issuer convertible into or exercisable for 7,295,000 shares of Common Stock of the Issuer, in each case that were held by ECT, were contributed to the capital of Sundance Assets, L.P., a Delaware limited partnership ("Sundance"), as part of an internal reorganization of the merchant asset portfolio of Enron and its subsidiaries and affiliates. In addition, on December 31, 1998, Sundance became entitled to receive 248,348 shares of Common Stock issuable as a dividend of the Issuer's Series I Preference Shares, which were acquired from the Issuer by ECT in August 1997 and transferred to Sundance as of December 23, 1998. The general partner of Sundance is Ponderosa Assets, L. P., a Delaware limited partnership ("Ponderosa"), which is wholly-owned by Enron and its subsidiaries. The general partner of Ponderosa is Enron Ponderosa Management Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Enron ("EPMH"). Ponderosa as the general partner of Sundance, and EPMH, as the general partner of Ponderosa, may each be deemed to be controlling persons of Sundance.

     This Schedule 13D/A amendment is being filed by (i) Sundance (as its initial filing of Schedule 13D) whose principal business is the ownership and management of a diversified portfolio of energy related investments, (ii) ECT and (iii) Enron. Sundance, ECT and Enron are referred to herein as the "Reporting Entities."

     The address of the principal business office of Sundance, Ponderosa and EPMH is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of EPMH. Schedules II and III, respectively, set forth current lists of the executive officers and directors of ECT and Enron, respectively. The filing of this statement on Schedule 13D shall not be construed as an admission that EPMH or any person listed on Schedules I, II or III hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

     None of the Reporting Entities, nor to their knowledge Ponderosa or EPMH or any person listed on Schedules I, II or III hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors ) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U. S. federal or state securities laws or finding any violations with respect to such laws.

     The securities reported by Sundance herein were acquired as a contribution to capital upon formation of Sundance. The securities are being held by Sundance for investment purposes. Sundance intends to review its investment in the Issuer on a continuing basis, and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Sundance, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

     Sundance owns directly (i) 3,730,000 shares of Common Stock and (ii) other securities previously held in the name of ECT, which are convertible into or exercisable for an aggregate of 7,295,000 shares of Common Stock, subject to adjustment. If all such securities were converted into Common Stock, the 11,025,000 shares of Common Stock that would then be owned by Sundance would represent approximately 34.6% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of December 31, 1998 as reported by the Issuer). Enron and ECT may also be deemed to beneficially own the Common Stock and the other securities held by Sundance. Enron disclaims beneficial ownership of any Common Stock or such securities. This Schedule does not include shares of Common Stock issuable upon the exercise or conversion of certain promissory notes or other instruments, which may entitle the holder to acquire shares of Common Stock only upon the occurrence of certain events, which will not occur within 60 days of the filing of this Schedule.

     ECT, Ponderosa, EPMH and Enron may be deemed to share voting and dispositive power over the Common Stock and the other securities (and the shares of Common Stock issuable upon conversion or exercise thereof) held by Sundance.

     Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge Ponderosa, EPMH or any the of the persons named in Schedule I hereto, has effected any transactions in the Common Stock during the preceding sixty days.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1:     Note Agreement

          Exhibit 2:     Warrant Agreement

          Exhibit 3:     Forms of Term A Note and Term B Note

          Exhibit 4:     Registration Rights Agreement

          Exhibit 5:     Joint Filing Agreement

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: January 12, 1999              SUNDANCE ASSETS, L.P.

                                    By:    Ponderosa Assets, L.P.
                                           its general partner

                                    By:    Enron Ponderosa Management
                                           Holdings, Inc. its general partner

                                    By     /s/ Peggy B. Menchaca
                                         ----------------------------
                                    Name:  Peggy B. Menchaca
                                    Title: Vice President and Secretary


Date: January 12, 1999              ENRON CAPITAL & TRADE RESOURCES, CORP.

                                    By:    /s/ Peggy B. Menchaca
                                         ----------------------------
                                    Name:  Peggy B. Menchaca
                                    Title: Vice President and Secretary


Date: January 12, 1999              ENRON CORP.

                                    By:    /s/ Peggy B. Menchaca
                                         ----------------------------
                                    Name:  Peggy B. Menchaca
                                    Title: Vice President and Secretary

                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                   ENRON PONDEROSA MANAGEMENT HOLDINGS, INC.


Name and Business Address      Citizenship         Position and Occupation
-------------------------      -----------         -----------------------

1400 Smith Street
Houston, TX 77002

James V. Derrick, Jr.          U.S.A.        Director

Mark A. Frevert                U.S.A.        Director

Kenneth D. Rice                U.S.A.        Director and Chairman, Chief
                                             Executive Officer and Managing
                                             Director

Gene E. Humphrey               U.S.A.        President and Managing Director

Richard B. Buy                 U.S.A.        Managing Director

Andrew S. Fastow               U.S.A.        Managing Director

Mark E. Haedicke               U.S.A.        Managing Director and General
                                             Counsel

Jeffrey McMahon                U.S.A.        Managing Director, Finance and
                                             Treasurer

Jeremy M. Blachman             U.S.A.        Vice President

William W. Brown               U.S.A.        Vice President

Robert J. Hermann              U.S.A.        Vice President and General Tax
                                             Counsel

Michael J. Kopper              U.S.A.        Vice President

Peggy B. Menchaca              U.S.A.        Vice President and Secretary

Jordan H. Mintz                U.S.A.        Vice President, Tax and Tax
                                             Counsel

Kristina M. Mordaunt           U.S.A.        Vice President and Assistant
                                             General Counsel

                                  SCHEDULE II

                       DIRECTORS AND EXECUTIVE OFFICERS
                     ENRON CAPITAL & TRADE RESOURCES CORP.

Name and Business Address      Citizenship         Position and Occupation
-------------------------      -----------         -----------------------

1400 Smith Street
Houston, TX 77002

Mark A. Frevert                U.S.A.        Director; President--ECT Europe
                                             and Managing Director

Mark E. Haedicke               U.S.A.        Director; Managing Director and
                                             General Counsel

Kevin P. Hannon                U.S.A.        Director; President and Chief
                                             Operating Officer

Kenneth D. Rice                U.S.A.        Director; Chairman of the Board,
                                             Chief Executive Officer and
                                             Managing Director; Chairman and
                                             Chief Executive Officer--ECT North
                                             America

Gene E. Humphrey               U.S.A.        Vice Chairman

Robert J. Hermann              U.S.A.        Vice President and General Tax
                                             Counsel

                                 SCHEDULE III

                       DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.


Name and Business Address      Citizenship         Position and Occupation
-------------------------      -----------         -----------------------
Robert A. Belfer                  U.S.A.        Director; Chairman, President and
767 Fifth Avenue, 46th Fl.                      Chief Executive Officer, Belco Oil &
New York, NY 10153                              Gas Corp.
Houston, TX 77002


Norman P. Blake, Jr.              U.S.A.        Director; Chairman, United States
USF&G Corporation                               Fidelity and Guaranty Company
6225 Smith Ave. LA 0300
Baltimore, MD 21209

Ronnie C. Chan                    U.S.A.        Director; Chairman of Hang Lung
Hang Lung Development                           Development Group
  Company Limited
28/F, Standard Chartered
  Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                    U.S.A.        Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057

Joe H. Foy                        U.S.A.        Director; Retired Senior Partner,
404 Highridge Dr.                               Bracewell & Patterson, L.L.P.
Kerrville, TX 78028

Wendy L. Gramm                    U.S.A.        Director; Former Chairman, U.S.
P. O. Box 39134                                 Commodity Futures Trading
Washington, D.C.  20016                         Commission

Ken L. Harrison                   U.S.A.        Director; Vice Chairman of Enron
121 S. W. Salmon Street                         Corp.
Portland, OR 97204


Name and Business Address      Citizenship         Position and Occupation
-------------------------      -----------         -----------------------
Robert K. Jaedicke                U.S.A.        Director; Professor (Emeritus),
Graduate School of Business                     Graduate School of Business
Stanford University                             Stanford University
Stanford, CA 94305

Charles A. LeMaistre              U.S.A.        Director; President (Emeritus),
13104 Travis View Loop                          University of Texas M.D. Anderson
Austin, TX 78732                                Cancer Center

Jerome J. Meyer                   U.S.A.        Director; Chairman and Chief
26600 S.W. Parkway                              Executive Officer, Tektronix, Inc.
Building 63; P. O. Box 1000
Wilsonville, OR 97070-1000

John A. Urquhart                  U.S.A.        Director; Senior Advisor to the
John A. Urquhart Assoc.                         Chairman of Enron Corp.; President,
111 Beach Road                                  John A. Urquhart Associates
Fairfield, CT 06430

John Wakeham                      U.K.          Director; Former U.K. Secretary of
Pingleston House                                State for Energy and Leader of the
Old Alresford                                   Houses of Commons and Lords
Hampshire S024 9TB
United Kingdom

Charls E. Walker                    U.S.A.      Director; Chairman, Walker &
Walker & Walker, LLC                            Walker, LLC
10220 River Road, Ste. 105
Potomac, Maryland 20854

Herbert S. Winokur, Jr.           U.S.A.        Director; President, Winokur &
Winokur & Associates, Inc.                      Associates, Inc.
30 East Elm Ct.
Greenwich, CT 06830

Each of the following person's
business address is:
1400 Smith Street
Houston, TX   77002

Kenneth L. Lay                    U.S.A.        Director; Chairman and Chief
                                                Executive Officer

J. Clifford Baxter                U.S.A.        Senior Vice President, Corporate
                                                Development


Name and Business Address      Citizenship         Position and Occupation
-------------------------      -----------         -----------------------
Richard B. Buy                    U.S.A.        Senior Vice President and Chief Risk
                                                Officer

Richard A. Causey                 U.S.A.        Senior Vice President, Chief
                                                Accounting, Information and
                                                Administrative Officer

James V. Derrick, Jr.             U.S.A.        Senior Vice President and General
                                                Counsel

Andrew S. Fastow                  U.S.A.        Senior Vice President and Chief
                                                Financial Officer

Mark A. Frevert                   U.S.A.        President and Chief Executive
                                                Officer, Enron Europe, Ltd.

Stanley C. Horton                 U.S.A.        Chairman and Chief Executive
                                                Officer, Enron Gas Pipeline Group

Rebecca P. Mark                   U.S.A.        Vice Chairman; Chairman, Enron
                                                International, Inc.

Lou L. Pai                        U.S.A.        Chairman, President ahnd Chief
                                                Executive Officer, Enron Energy
                                                Services, Inc.

Kenneth D. Rice                   U.S.A.        Chairman and Chief Executive
                                                Officer, Enron Capital & Trade
                                                Resources Corp. - North America

Jeffrey K. Skilling               U.S.A.        Director; President and Chief
                                                Operating Officer, Enron Corp.

Joseph W. Sutton                  U.S.A.        President and Chief Executive
                                                Officer, Enron International, Inc.